SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Cyclerion Therapeutics, Inc.

(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

23255M105

(CUSIP Number)

Peter M. Hecht
c/o Cyclerion Therapeutics, Inc.
245 First Street, 18th Floor
Cambridge, MA 02142
(857) 327-8778

Copies to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(212) 837-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23255M105	13D
1	NAMES OF REPORTING PERSONS
Peter M. Hecht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,773,498

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,773,498

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,773,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Calculated based on the sum of (i) 34,134,466 shares of Common Stock (as defined below) outstanding as of April 27, 2021, as reported in the Quarterly Report on Form 10-Q (the “Form 10-Q”) filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “SEC”) on April 30, 2021, and (ii) 1,548,970 shares of Common Stock that Dr. Hecht has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof.

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, no par value (the “Common Stock”), of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 245 First Street, 18th Floor, Cambridge, MA 02142.

Item 2.	Identity and Background

(a) This Statement is being filed by Peter M. Hecht, Ph.D.

(b) The business address for Dr. Hecht is c/o Cyclerion Therapeutics, Inc., 245 First Street, 18th Floor, Cambridge, MA 02142.

(c) Dr. Hecht serves as Chief Executive Officer of the Issuer and is a member of the Board of Directors (the “Board”) of the Issuer.

(d)-(e) During the last five years, Dr. Hecht has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Hecht is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The outstanding shares of Common Stock currently beneficially owned by Dr. Hecht were acquired by Dr. Hecht over several years through various means, including (i) 221,736 shares acquired by Dr. Hecht in connection with the separation (the “Separation”) of the Issuer from Ironwood Pharmaceuticals, Inc., (ii) 2,000 shares acquired by Dr. Hecht as a result of the exercise of certain stock options held by Dr. Hecht, (iii) 791 shares gifted to Dr. Hecht from an immediate family member, (iv) 1,000,001 shares purchased by Dr. Hecht in open market transactions using his personal funds, and (v) 1,548,970 shares that Dr. Hecht has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof.

Item 4.	Purpose of Transaction

On May 4, 2021, Dr. Hecht purchased shares of Common Stock in the open market as described in Item 5 of this Statement, which resulted in Dr. Hecht beneficially owning more than five percent of the outstanding Common Stock.

Dr. Hecht has served as Chief Executive Officer and as a member of the Board continuously since the Separation in April 2019.  Since that time, Dr. Hecht’s ownership of Common Stock has been publicly reported on Forms 3 and 4 filed with the SEC on his behalf, and has been disclosed annually in the Issuer’s definitive proxy statements filed with the SEC and made available to the shareholders of the Issuer.

Dr. Hecht holds the shares of Common Stock reported in this Statement for general investment purposes.  Dr. Hecht may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in Dr. Hecht’s capacity as Chief Executive Officer, member of the Board or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer.  Dr. Hecht intends to review his ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to him, general stock market and economic conditions, tax considerations and other factors considered relevant, Dr. Hecht may decide at any time to increase or to decrease the size of his holdings of the Issuer’s securities.

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Other than as described above in this Item 4, Dr. Hecht has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, Dr. Hecht may consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Dr. Hecht beneficially owns an aggregate of 2,773,498 shares of Common Stock, representing approximately 7.8% of all of the outstanding shares of Common Stock, as to which Dr. Hecht has sole dispositive and voting power, including 1,548,970 shares that Dr. Hecht has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof. The ownership percentage set forth above is based on the sum of (i) 34,134,466 shares of Common Stock outstanding as of April 27, 2021, as reported in the Form 10-Q, and (ii) 1,548,970 shares of Common Stock that Dr. Hecht has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof.

(c) During the past 60 days, the transactions set forth below were effected for Dr. Hecht’s account by Fidelity in the open market. Each day’s purchases comprised open market transactions made on that day, and the price per share reported for each purchase is the weighted average price. Dr. Hecht will provide upon request of the staff of the SEC the full information regarding the number of shares purchased at each separate price.

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share
05/04/2021	300,000	$2.29	(1)
05/05/2021	398,001	$2.53	(2)
05/06/2021	302,000	$2.43	(3)

1.	The shares were purchased in multiple transactions at prices ranging from $2.10 to $2.45 per share.
2.	The shares were purchased in multiple transactions at prices ranging from $2.32 to $2.61 per share.
3.	The shares were purchased in multiple transactions at prices ranging from $2.31 to $2.59 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Power of Attorney of Peter M. Hecht

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2021

PETER M. HECHT

By:	/s/ Gary J. Simon
Name:	Gary J. Simon
Title:	Attorney-in-Fact